# HEADFARM, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

### For the Period from February 22, 2023 (Inception) to December 31, 2023

|  | Paid in Capital | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|
| **Balance, February 22, 2023** | $ - | $ - | $ - |
| Equity-based compensation | 1,170,000 |  | **1,170,000** |
| Net loss | - | (1,190,597) | (1,190,597) |
| **Balance, December 31, 2023** | **$ 1,170,000.00** | **$ (1,190,597)** | **$ (20,597)** |